Exhibit 99.1

Quarterly Activities Report for the period ending
30 September 2026

HIGHLIGHTS

Golden Gate drilling completed

Completed 42 diamond core holes for 12,236m across Golden Gate, targeting the scale and extent of gold and tungsten mineralisation within the Horse Heaven Project in Idaho, USA[1].

Gold mineralisation extended at Golden Gate South

Initial results extended known gold mineralisation at least 2,000m south of Golden Gate North, including 305.7m @ 0.64 g/t Au from surface in HH-GG26-003C1.

Results from six holes identified gold mineralisation across an approximately 600m-wide zone on the southernmost drill section, with less continuous mineralisation on the western side[2].

Higher-grade intervals included 7.2m @ 2.35 g/t Au from 58.1m, including 1.0m @ 14.8 g/t Au from 62.1m in HH-GG26-004C; and 10.2m @ 1.83 g/t Au from 58.05m, including 1.0m @ 7.0 g/t Au from 58.05m in HH-GG26-005C2.

U.S. market access

Commenced trading on Nasdaq on 9 September 2026 under ticker RML. Each American Depositary Shares (“ADS”) represents 200 ordinary shares. No capital raising accompanied the listing[3].

Subsequent events

On 26 October 2026, assay results from Golden Gate North confirmed 500m (1,600 ft) extension of gold zone mineralisation[4].

Resolution Minerals Limited (ASX: RML; Nasdaq: RML) (“Resolution” or the “Company”) is pleased to provide an overview of activities for the period ending 30 September 2026 (“Quarter” or “Reporting Period”).

During the Quarter, Resolution completed its 2026 diamond drilling program at Golden Gate and reported further gold exploration results from Golden Gate South. The Company also commenced trading on Nasdaq, complementing its primary ASX listing and supporting its U.S. market strategy as it advances the Horse Heaven Antimony-Tungsten-Gold-Silver Project in Idaho, USA.

[1]	ASX Announcement, 11 September 2026 - Drill Program Successfully Completed at Horse Heaven
[2]	ASX Announcement, 15 September 2026 - Latest Gold Assays Extend Golden Gate Mineralisation
[3]	ASX Announcement, 9 September 2026 - Nasdaq Trading to Commence Today
[4]	ASX Announcement, 26 October 2026 - Drilling Confirms Extension of Gold Zone at Golden Gate

HORSE HEAVEN PROJECT

During the quarter, Resolution completed the 2026 Golden Gate diamond drilling program.

On 11 September 2026, Resolution announced completion of 42 diamond core holes totalling 12,236m (40,144 ft), with an average hole depth of approximately 290m. The program tested extensions of gold mineralisation and tungsten targets across Golden Gate North and Golden Gate South.

The program also targeted tungsten mineralisation around historical mine workings and a broad tungsten-in-soil anomaly at Golden Gate South. Gold and tungsten assay results remained outstanding for much of the program at the time of the September updates.

All drill core has been logged, and final samples have dispatched to the laboratory for analysis. Assays remain pending for 36 holes and are expected to be released in the coming weeks.

Initial assays extend gold mineralisation to the south

During the Quarter, Resolution reported gold assays from the six diamond holes at Golden Gate South. Initial results from the first three drill holes (reported on 24 August 2026) intersected gold mineralisation, extending known mineralisation at least 2,000m south of Golden Gate North and supporting further evaluation of the broader Golden Gate system. gold intersections reported on 24 August and restated on 15 September 2026. The holes reported in the announcements confirm the extension of gold mineralisation at Golden Gate South.

During the Quarter, Resolution reported results from HH-GG26-004C, HH-GG26-005C and HH-GG26-006C. These holes were drilled on the same east–west section as the first three holes at the southern end of Golden Gate South. Gold mineralisation was identified in all six holes, defining an approximately 600m-wide mineralised zone on this section.

Highest gold grade intercepts to date in drilling

Individual drill samples show the highest gold grades recorded to date in drilling at Horse Heaven in drill holes HH-GG26-004C and 005C, suggesting higher grade “feeder zones” (Figure 1, 2).

Drill hole HH-GG26-004C: 9.2 metres @ 0.53 g/t Au from 18.3 downhole;

o	7.2 m @ 2.35g/t Au from 58.1m

o	Including: 1.0m @ 14.8 g/t Au and 12g/t Ag from 62.1m;

o	9.9m @ 0.51 g/t Au from 110.3m

Drill hole HH-GG26-005C: 10.2 m @ 1.83 g/t Au from 58.05m downhole

o	Including: 3.9 m @ 3.19 g/t Au from 58.05m downhole;

o	Including: 1m @ 7.0 g/t Au from 58.05m

o	10.8m @ 0.23 g/t Au from 130.6m

o	2.7m @ 0.66 g/t Au from 147.6m

Drill hole HH-GG26-006C: 3.77 metres @ 1.53 g/t Au from 298.8m downhole;

o	Including: 1.29m @ 4.01 g/t Au from 298.8m.

To date, the Company has reported six drill holes which were designed to test the southern extension of the Golden Gate Shear Zone, which at this location is developed within sheared and faulted Cretaceous granodiorite of the Idaho Batholith. The different drill orientations were selected to evaluate the geometry and geological controls of the target zone. Gold mineralisation appears to be related to steeply dipping features that splay off the key regional structure, the Golden Gate Shear Zone.

2

619500
620000
N
4978000
4978000
Golden Gate Shear (FW)
Golden Gate Shear (HW)
Vibika Shear
2021 Sampling Program
Colour Contoured Au ppm in Soils
0.4572
0.2999
0.2223
0.1829
0.1569
0.1359
0.1196
0.1064
0.0951
0.0853
0.0767
0.0697
0.0624
4977500
4977500
A
A'
GG26-1
GG26-2
GG26-3
GG26-4
GG26-5
GG26-6
GG26-7
GG26-8
GG26-9
GG26-10
GG26-11
GG26-12
GG26-13
GG26-14
GG26-15
GG26-16
GG26-17
GG26-18
GG26-19
GG26-20
GG26-21
GG26-22
GG26-23
GG26-24
GG26-25
4977000
4977000
Meters
0
200
Coeur d'Alene
100
Kms
Boise
Idaho, USA
2026 DDH Collar
2025 DDH Collar
Shear Zone
Fault
Au g/t Histogram
619500
RESOLUTIONMINERALS
Golden Gate South
2026 Drill Program
Horse Heaven Project
Idaho, USA

Figure 1: Resolution’s Golden Gate South – Location of drill holes over coloured gold-in-soil-samples and interpreted mineralisation and alteration with six reported drill hole gold assays as histograms (red) and location of Cross section in Figure 2. Gold-in-soil-samples emphasises the continuity of gold mineralisation between drilled areas (from ASX announcement 11 June 2025).

3

Figure 2: Resolution’s Golden Gate South – Cross section of six reported drill hole gold assays as colours from blue to red with significant gold intervals.

CORPORATE

Nasdaq trading commenced

Resolution’s American Depositary Shares commenced trading on the Nasdaq Capital Market on Wednesday, 9 September 2026 (U.S. time) under the ticker RML. Each ADS represents 200 ordinary shares. The secondary listing complements the Company’s primary ASX listing, where its ordinary shares continue to trade.

The listing followed effectiveness of the Company’s Form 20-F registration statement and Nasdaq approval. The Bank of New York Mellon was appointed depositary, custodian and registrar for the ADR program. No capital raising was associated with the Nasdaq listing.

The listing is intended to broaden access for U.S. investors and support Resolution’s U.S. market strategy. It does not itself provide project funding or assure future funding outcomes.

4

SUBSEQUENT EVENTS

Golden Gate North gold results

In after balance date events (26 October 2026), Resolution reported gold assays from the first three Golden Gate North holes of the 2026 season, comprising HH-GG26-031C, HH-GG26-032C and HH-GG26-039C.

Wide intercepts of almost continuous gold mineralisation: Gold mineralisation in drill hole assays extends from surface almost to the bottom of two drillholes, HH-GG26-031C & 032C, (Figure 3,4) with best gold intercepts:

HH-GG26-032C: 324 metres (1,060 ft) @ 0.49 g/t gold (Au) from surface, with best gold intervals of:

o	92.4 m (303 ft) @ 0.54 g/t Au from 215.7m downhole;

o	25.5 m @ 0.82 g/t Au from 190.2m;

o	8.7 m @ 1.05 g/t Au from 62.5m;

HH-GG26-031C: 322 metres (1,055 ft) @ 0.37 g/t Au from surface, with best gold interval of:

o	30.8m @ 0.88 g/t Au from 76.2m downhole;

o	including 5.7m @ 1.15 g/t Au from 140.1m.

HH-GG26-039C: 134.2 m (440 ft) @ 0.40 g/t Au from surface, with best gold intervals of:

o	51.7 m (170 ft) @ 0.53 g/t Au from 82.5m downhole.

Results confirm a mineralised gold zone over 500m (1,600ft) at Golden Gate North open-ended. Mineralisation is open in both directions, and at least 200m (650ft) wide and a true depth of at least 300m (990ft) at Golden Gate North (Figures 3,4). Prior gold in soil sample results potentially extend mineralisation a further 500m northwards and also to the south (Figure 5). Drill results extend mineralisation down dip and support prior reported gold intercepts in a 2025 drill hole HH-GG25-006C from the same drill site, of:

15.6m @ 1.10 g/t Au from 166.7m and 133.7m @ 0.55g/t Au from 376.5m (see ASX announcement 17 February 2026)

5

619600
619800
620000
620200
4979400
4979200
4979000
4978800
4978600
N
Gold in soil anomaly continues for 500m to north
Open
200m
GG26-39
GG26-42
Gold Mineralised Zone
HH-GG25-007C
GG26-29
GG26-40
GG26-41
GG26-30
HH-GG25-004C
GG26-26
HH-GG25-002C
GG26-36
HH-GG25-003C
GG26-38
GG26-37
GG26-27
HH-GG25-001C
GG26-28
GG26-33
GG26-35
GG26-34
NF-456
500m
Golden Gate Shear Zone (FW)
HH-GG25-006C
GG26-32
A
GG26-31
A'
Gold Mineralised Zone
HH-GG25-005C
Open
0
Meters
200
Golden Gate Shear Zone (HW)
Coeur d'Alene
100
Kilometers
Horse Heaven Project
Idaho, USA
2025 DDH Collar
2025 RC Hole
Historical DrillHole
Drill Hole Trace
Dril Hole g/t Au
RESOLUTIONMINERALS
Horse Heaven
Idaho, USA
Golden Gate North
Drill Program 2026

Figure 3: Resolution’s Golden Gate North – Location of drill holes 2026 and 2025 with reported drill hole gold assays for drill holes in 2026 and 2025 as histograms (red) and location of Cross section in Figure 2, with interpreted gold mineralised zone (Pale yellow) and interpreted fault/shear zones. Note the zone is open ended to NE and SW, with a gold-in-soil anomaly extending a further 500m to the north (see Figure 5).

6

A
A'
2000
1950
1900
1850
1800
1750
1700
1650
1600
Gold Mineralised Zone
300m
103.48m @ 0.37g/t Au
HHGG25-006C (from 0m)
30.8m @ 0.88 g/t Au
Incl: 5.7m @ 1.15 g/t Au
HHGG26-031C (from 76m)
8.65m @ 1.05 g/t Au
HHGG26-032C (from 62m)
15.61m @ 1.10g/t Au
HHGG25-006C (from 166m)
133.65m @ 0.56g/t Au
HHGG25-006C (from 376m)
39.6m @ 0.55 g/t Au (from 136m)
25.5m @ 0.82 g/t Au (from 190m)
92.4m @ 0.54 g/t Au (from 215m)
HHGG26-032C
Open
HH-GG25-006C
200m
Gold Mineralised Zone
HH-GG26-032C
324m @ 0.49 g/t Au
HHGG26-032C (from surface)
322m @ 0.37 g/t Au
HHGG26-031C (from surface)
0 50
Meters
Open
HH-GG26-031C
Cross Section Thickness 100m (+/- 50m)
Cross Section Viewing 10⁰ (N)
Coeur d'Alene
100
Kilometers
Horse Heaven
Project
Idaho, USA
Drill Hole Collar
End of Hole
Drill Hole Au g/t
RESOLUTION MINERALS
Horse Heaven
Idaho, USA
Golden Gate - Drilling 2026
Cross Section HH-GG26-031C & 32C

Figure 4: Resolution’s Golden Gate North – Cross section of two reported drill holes with gold assays as histograms in red, overlain on 2025 drillhole HHGG25-006, with significant gold intervals and interpreted gold mineralised zone.

7

Gold in soil anomaly continues for 500m to north of current drilling

Colour Contoured Au ppm in Soils
0.4572
0.2999
0.2223
0.1829
0.1569
0.1359
0.1196
0.1064
0.0951
0.0853
0.0767
0
Meters
500
619000
620000
621000
N
Open
4979000
4978000
Golden Gate North
Golden Gate South
Golden Gate Shear Zone (FW)
Golden Gate Shear Zone (HW)
Vibika Shear
A
A'
Horse Heaven Project
Coeur d'Alene
100
Kms
Boise
Idaho State
2026 DDH Collar
2025 RC Drill Hole
2025 DDH Collar
Fault
Shear Zone
Silicification
Soils Samples 2021
> 0.50
0.10 - 0.50
0.05 - 0.10
0.02 - 0.05
< 0.02
RESOLUTION MINERALS
Golden Gate Area
Horse Heaven Project
Gold in Soil Anomalies + 2026 Drill Holes

Figure 5: Resolution’s Golden Gate within the Horse Heaven Project – Coloured gold results in soil samples demonstrate the potentially mineralised package of rocks. Location of drill holes overlain on gold-in-soil-samples with the location of Cross section in Figure 2. Gold-in-soil-samples emphasises the continuity of gold mineralisation between Golden Gate South and Golden Gate North and between drilled areas (from ASX announcement 11 June 2025).

8

Resolution’s near-term focus is completing the processing of drill results from the 2026 drill program, with a further 32 holes to be released. In parallel, the Company is progressing the permitting for the planned 2027 exploration programs at both Antimony Ridge and Golden Gate. In addition, progress is being made on developing a plan to process existing tungsten stockpiles, and ongoing metallurgical testing is advancing.

CORPORATE

As at 30 September 2026, Resolution Minerals held $1.64 million in cash and cash equivalents, providing funding support for planned exploration and development programs.

RML’s Appendix 5B includes expenditure amounts of $0.59 million in item 6.1 related to payment of director fees to executive and non-executive directors and $1.30 million in item 6.2 related to metallurgical and exploration support services provided by director related entities.

During the September Quarter, the Company expended $6.34 million on exploration activities. This expenditure primarily represents costs associated with drilling at Horse Heaven and related expenditures and labour for technical consultants.

$10.0 million Loan Facility

RML has entered into an Agreement with Harbour Capital Opportunities Fund Pty Ltd (Harbour) managed by Oakley Capital Partners Pty Limited (Oakley Capital), whereby Oakley Capital will source funds via a non-dilutive Loan Facility for up to $10 million. The first $2.5 million will be drawn down immediately with discretion for an additional $2.5 million to be drawn at Resolution’s election. The remaining $5.0 million can be drawn down in $2.5 million tranches, on mutual agreement. The terms of the Loan Facility are:

-	12% interest per annum on amounts drawn

-	6 month maturity from date of drawdown

-	Lender fee of 15,000,000 quoted options for each $2.5 million drawdown with an exercise price of $0.10 and expiry of 30 November 2029 (ASX: RMLOD) (Options)

-	Oakley Capital will receive a 6% cash fee on any amounts drawn down, 3% in shares of the loan facility and 30,000,000 Options

-	The issue of all securities under the loan facility is subject to shareholder approval at a future meeting of the Company.

-	No other fees are to be paid under this facility

9

TENEMENT TABLE

Tenement Number	Tenement Name	Interest at quarter end	Quarter changes
Spur South / Drake Project – New South Wales, Australia
EL9719	Spur South	100%	None
EL9720	Spur South	100%	None
EL9730	Drake East	100%	None
Horse Heaven – Idaho, USA
787 U.S. federal lode mining claims	Horse Heaven	100%	none

Authorised for release by the Board of Resolution Minerals Ltd.

For further information, please contact:

Aharon Zaetz Executive Director Resolution Minerals Ltd M: +61 424 743 098 ari@resolutionminerals.com	Jane Morgan Investor Relations Jane Morgan Management M: +61 405 555 618 jm@janemorganmanagement.com.au

The Company confirms it is not aware of any new information or data that materially affects the information cross referenced in this announcement. The Company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original announcements.

10

Rule 5.5

Appendix 5B

Mining exploration entity or oil and gas exploration entity
quarterly cash flow report

Name of entity
Resolution Minerals Ltd
ABN	Quarter ended (“current quarter”)
99 617 789 732	30 September 2026

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
1.	Cash flows from operating activities	-	-
1.1	Receipts from customers
1.2	Payments for	-	-
(a) exploration & evaluation
	(b) development	-	-
	(c) production	-	-
	(d) staff costs	(661)	(661)
	(e) administration and corporate costs	(1,778)	(1,778)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	57	57
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(2,382)	(2,382)

2.	Cash flows from investing activities	-	-
2.1	Payments to acquire or for:
(a) entities
	(b) tenements	-	-
	(c) property, plant and equipment	-	-
	(d) exploration & evaluation	(6,341)	(6,341)
	(e) investments	-	-
	(f) other non-current assets	-	-

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Appendix 5B Mining exploration entity or oil and gas exploration entity quarterly cash flow report

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
2.2	Proceeds from the disposal of:	-	-
	(a) entities
	(b) tenements	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other	-	-
2.6	Net cash from / (used in) investing activities	(6,341)	(6,341)

3.	Cash flows from financing activities	188	188
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	43	43
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(214)	(214)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other – Subscriptions received	-	-
3.10	Net cash from / (used in) financing activities	17	17

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	10,343	10,343
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(2,382)	(2,382)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(6,341)	(6,341)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	17	17
4.5	Effect of movement in exchange rates on cash held	-	-
4.6	Cash and cash equivalents at end of period	1,637	1,637

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Appendix 5B Mining exploration entity or oil and gas exploration entity quarterly cash flow report

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	1,637	10,343
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other - restricted cash (joint venture)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	1,637	10,343

6.	Payments to related parties of the entity and their associates	Current quarter $A'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	559
6.2	Aggregate amount of payments to related parties and their associates included in item 2	1,298
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 3

Appendix 5B Mining exploration entity or oil and gas exploration entity quarterly cash flow report

7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(2,382)
8.2	(Payments for exploration & evaluation classified as investing activities) (item 2.1(d))	(6,341)
8.3	Total relevant outgoings (item 8.1 + item 8.2)	(8,723)
8.4	Cash and cash equivalents at quarter end (item 4.6)	1,637
8.5	Unused finance facilities available at quarter end (item 7.5)	-
8.6	Total available funding (item 8.4 + item 8.5)	1,637

8.7	Estimated quarters of funding available (item 8.6 divided by item 8.3)	0.2
	Note: if the entity has reported positive relevant outgoings (ie a net cash inflow) in item 8.3, answer item 8.7 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.7.
8.8	If item 8.7 is less than 2 quarters, please provide answers to the following questions:
	8.8.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer: No. The Company’s drilling program, as announced on ASX, has been completed and reduced exploration expenditure is expected in the next quarter.

Importantly, the Company maintains a strong balance sheet and access to funding to support planned activities, with no change to its near-term funding requirements. Management continues to exercise prudent cost control while prioritising initiatives that enhance asset value and advance the Company toward defined milestones. The higher spend this quarter reflects planned activities to progress the Company’s significant exploration program.

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 4

Appendix 5B Mining exploration entity or oil and gas exploration entity quarterly cash flow report

8.8.2 Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: Resolution has entered into a $10m loan facility at 12% interest per annum. This facility supplements tranche 2 of the placement announced in April this year.

The Company has approximately 518 million “in-the-money” options on issue. If these were to be exercised, this would result in a cash injection of approximately $9.3 million.

The Company’s cash balance of $1.6 million at the end of the September quarter, tranche 2 ($10.8 million) of the $20 million placement, $10 million loan facility, plus the potential of the additional $9.3 million that could be received from in the money options being exercised, gives the Company a potential cash balance of up to $30 million.

8.8.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
Answer: Yes. Resolution Minerals expects to be able to continue its operations and to meet its business objectives following fundraising activities as detailed above. The Company maintains access to funding sources, with access to cash resources sufficient to execute planned activities. Importantly, the increased expenditure does not alter the Company’s funding position or strategy. If funding support is not sufficient to meet planned expenditures, the Company will reduce corporate expenditure and other activities as required. Management continues to closely monitor costs and capital allocation.
Note: where item 8.7 is less than 2 quarters, all of questions 8.8.1, 8.8.2 and 8.8.3 above must be answered.

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.
2	This statement gives a true and fair view of the matters disclosed.

Date:	29 October 2026

Authorised by:	the Board of the Company
(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 5